James Stafford

15 November 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Dear Sirs:

We have read the statements, included under Item 4.01 of the Form 8-K of NT Mining Corporation (the “Company”) dated 15 November 2012, regarding our resignation as the Company’s independent registered public accounting firm.  We agree with such statements made regarding our firm.

Yours truly,

“James Stafford”

Chartered Accountants